FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	…	March	…………………………………………………………,	2021

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 30, 2021	By……/s/………. Sachiho Tanino …………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of Material Weaknesses on Internal Control over Financial Reporting

March 30, 2021

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
Tokyo (First section) and other Stock Exchanges

Inquiries:
Sachiho Tanino
General Manager
Consolidated Accounting Div.
Finance & Accounting Headquarters
+81-3-3758-2111

Notice of Material Weaknesses on Internal Control over Financial Reporting

Canon Inc. (“the Company”) hereby announces that material weaknesses were reported in management’s report on internal control over financial reporting for fiscal 2020 submitted to Kanto Local Finance Bureau on March 30, 2021, pursuant to Article 24-4-4, paragraph (1) of Financial Instruments and Exchange Act.

1.	Description of material weaknesses

Pursuant to the provisions of Article 18 of the Cabinet Office Order on the System for Ensuring the Adequacy of Documents on Financial Calculation and Other Information, the terminology, forms, and preparation methods of the internal control report submitted by the Company were the terminology, forms, and preparation methods required in the United States for an internal control report. The Company’s internal control over financial reporting is maintained and performed in accordance with the criteria established in Internal Control –Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Company’s management assessed the effectiveness of internal control over financial reporting and identified deficiencies in the risk assessment and control activities principles associated with the COSO framework, which, either individually or in the aggregate, constitute material weaknesses relating to (i) identifying and analyzing significant changes that could impact the system of internal control and control activities, and (ii) integrating control activities to ensure that responses to risks are performed in a timely manner. Factors contributing to the material weaknesses described above included the failure to generate or maintain sufficient evidence supporting the Company’s consideration of the significant changes and the impact on its internal controls over financial reporting.

2.	Reasons why material weaknesses were not remediated by the end of the fiscal year

The material weaknesses were not remediated by the end of the fiscal year ended December 31, 2020, due to the fact that they were detected after December 31, 2020.

3.	Remediation efforts to address material weaknesses

The Company’s management recognizes the importance of internal control over financial reporting and plans to improve the agility in identifying and analyzing the significant changes that could impact the system of internal control and control activities through frequent and open communications within the organization, and to improve the process to generate and maintain sufficient evidence for significant changes.

4.	Impact to the consolidated financial statements and the financial statements of the Company

There is no need to revise the consolidated financial statements and financial statements due to the material weaknesses described above.

5.	Opinion on the consolidated financial statements and the financial statements of the Company as of December 31, 2020

Unqualified opinion